Filed by Macquarie Infrastructure Company LLC
(Commission File No. 001-32384)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Macquarie Infrastructure Company LLC
(Registration Statement No. 333- 202162 )

The following are excerpts from the transcript of the Macquarie Infrastructure Company LLC First Quarter 2015 Earnings Call held on May 5, 2015:

James Hooke, Chief Executive Officer

C-Corp conversion. As many of you will have seen, we are proceeding with efforts to convert MIC from an LLC to a regular corporation and we'll conduct a special meeting of shareholders to vote on the matter on May 15. We commenced distribution of the proxy related to the meeting immediately thereafter. Holders of record on March 25 will be eligible to vote at the special meeting.

As a reminder, there are two principal matters being put to a vote on the 15th. First, shareholders will be asked to approve the conversion of the Company from a Delaware-limited liability company to a Delaware corporation. Included in the proposal are provisions to select Delaware as the venue of choice, for adjudication of lawsuits that may be brought against the Company and the issuance of 100 shares of Class B shares to MIC's manager. Those shares will have the right to appoint the Chairman of the Board of MIC attached to them, the same right as the manager has today under the existing LLC agreement.

We believe the conversion will do two things. First, it will open the Company up to potential inclusion in various mainstream stock indices. As an LLC, MIC is not eligible for inclusion in, for example, the Russell indices. Second, by changing from an LLC, we avoid the potential confusion in the market amongst investors who may look at MIC and wrongly conclude that the Company is a pass-through entity, even though MIC has not been treated as a pass-through entity since 2006.  Both of these have the potential to increase the level of interest in our shares.

The Board of Directors has recommended a vote in favor of the conversion and related provisions.

With the second proposal, shareholders are asked to approve an authorization for the Company to issue, from time to time, up to 100 million shares in preferred stock. Our Board has represented that it would not approve issuing or using preferred stock for defensive or anti-takeover measures unless approved by shareholders in advance. Proposal Number 2 will only become effective if proposal Number 1, the conversion to a corporation, is passed as well.

Again, the Board of Directors has recommended a vote in favor of the authorization to issue preferred shares.

I encourage you to make your views known by voting on these proposals at your earliest convenience.  If you have questions regarding these matters, please contact Jay Davis or our proxy solicitor, Okapi Partners, here in New York.

Please note that these matters are part of the special meeting that will be held on May 15. You will also have received a separate proxy related to our Annual General Meeting that will be held on May 20. I would encourage you to vote on the matters put forth in that document as well.

Important Information for Investors and Shareholders and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The plan of conversion and the authorization of preferred stock will be submitted to MIC shareholders for their consideration. MIC has filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on April 17, 2015, a registration statement on Form S-4 that includes a proxy statement/prospectus that is being used by MIC to solicit the required approval of its shareholders in connection with the plan of conversion and the authorization of preferred stock. The definitive proxy statement/prospectus has been mailed to MIC shareholders. MIC may also file other documents with the SEC concerning the proposed conversion and the proposed authorization of preferred stock. INVESTORS AND SECURITY HOLDERS OF MIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND RELATED MATTERS.  Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing important information about MIC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by MIC are available free of charge on MIC’s website (www.macquarie.com/mic) or by contacting MIC at Macquarie Infrastructure Company LLC, Attn: Investor Relations, 125 West 55th Street, New York, New York 10019, telephone: (212) 231-1825.

Participants in the Solicitation for the Proposed Conversion and Proposed Authorization of Preferred Stock

MIC and certain of its directors and officers may be considered participants in the solicitation of proxies in connection with the proposed conversion and the proposed authorization of preferred stock. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of MIC’s directors and officers by reading MIC’s proxy statement on Schedule 14A for its 2014 annual meeting of stockholders, which was filed with the SEC on April 4, 2014, and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. MIC may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this report are subject to a number of risks and uncertainties including, but not limited to those described in MIC’s Form 10-K, Form 10-Q and Form 8-K reports filed with the SEC. Some of these risks are beyond MIC’s control including, among other things: changes in general economic or business conditions; its ability to service, comply with the terms of and refinance debt, successfully integrate and manage acquired businesses, retain or replace qualified employees, manage growth, make and finance future acquisitions, and implement its strategy; its shared decision-making with co-investors over investments including the distribution of dividends; its regulatory environment establishing rate structures and monitoring quality of service, demographic trends, the political environment, the economy, tourism, construction and transportation costs, air travel, environmental costs and risks, fuel and gas costs; its ability to recover increases in costs from customers, reliance on sole or limited source suppliers, risks or conflicts of interests involving its relationship with the Macquarie Group and changes in U.S. federal tax law.

MIC’s actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. For instance, there is no assurance that the proposed conversion or the proposed authorization of preferred stock will be consummated. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this communication may not occur. These forward-looking statements are made as of the date of this communication. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.